SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                         Red Robin Gourmet Burgers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75689M101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Marc Weingarten, Esq. and
                            David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 24,2010
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)
--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 2 OF 12 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    948,665 (See Item 6)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                948,665 (See Item 6)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            948,665 (See Item 6)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.08% (See Item 6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 3 OF 12 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    851,665 (See Item 6)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                851,665 (See Item 6)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            851,665 (See Item 6)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.46%(See Item 6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 4 OF 12 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
 -------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    97,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                97,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            97,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.62%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 5 OF 12 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    948,665 (See Item 6)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                948,665 (See Item 6)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            948,665 (See Item 6)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.08% (See Item 6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 6 OF 12 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SPOTLIGHT ADVISORS, LLC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,700
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 7 OF 12 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GREGORY P. TAXIN
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,700
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 8 OF 12 PAGES
------------------------------                             ---------------------

ITEM 1.  SECURITY AND ISSUER.

     The Schedule 13D filed on June 10, 2010 (the "Schedule 13D") by the Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), Clinton Special Opportunities Master Fund, Ltd. a Cayman Islands exempted company ("CSO"), George Hall (CGI, CMAG, CSO and George Hall, collectively "Clinton"), Spotlight Advisors, LLC, a Delaware Limited Liability Company ("SAL"), and Gregory Taxin (SAL and Gregory Taxin, collectively "Spotlight," and collectively with Clinton, the "Reporting Persons") relating to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No.1 to the
Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Funds for the purchase of the Shares reported herein were derived from available capital of CMAG, CSO and SAL. A total of approximately $20,035,000 was paid to acquire such Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended to include the following:

     On June 23, 2010, representatives of the Reporting Persons had a call with Pattye Moore, Chairwoman of the Board, and Robert Aiken, independent member of the Board. The topics raised by the Reporting Persons included: (i) the Reporting Persons' views about the substantial upside in the stock and their continuing investments in the stock of the Issuer; (ii) the role and responsibility of the Board in the event the company receives a buyout proposal; and (iii) the importance of rapidly concluding the various initiatives outlined in the Settlement Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,602,353 Shares outstanding, which is the total number of Shares outstanding as of May 18, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 21, 2010 for the period ended April 18, 2010.

     As of the close of business on June 24, 2010, Clinton may be deemed the beneficial owners of an aggregate of 948,665 Shares constituting approximately 6.10% of the Shares outstanding. Spotlight may be deemed to beneficially own 3,700 Shares constituting less than 0.1% of the Shares outstanding.

     By virtue of the Letter Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 952,365 Shares, constituting approximately 6.10% of the Shares outstanding. However, (i) Clinton expressly disclaims beneficial ownership of the Shares beneficially owned by Spotlight and
(ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

------------------------------                             ---------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 9 OF 12 PAGES
------------------------------                             ---------------------

     (b) By virtue of investment management agreements with CMAG and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 948,665 Shares beneficially owned by CMAG and CSO. By virtue of his direct and indirect control of CGI and CSO, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI and CSO has voting power or dispositive power.

     By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

     (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

---------------------------                                 -------------------
CUSIP NO.      75689M101             SCHEDULE 13D           PAGE 10 OF 12 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  [June 24, 2010]


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 CLINTON MAGNOLIA MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 Manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 /s/ George Hall
                                 ------------------------------
                                 George Hall


                                 SPOTLIGHT ADVISORS, LLC

                                 By: /s/ Gregory P. Taxin
                                     ---------------------------
                                     Name:  Gregory P. Taxin
                                     Title: Managing Member


                                 /s/ Gregory P. Taxin
                                 ------------------------------
                                 Gregory P. Taxin

---------------------------                                 -------------------
CUSIP NO.     75689M101              SCHEDULE 13D           PAGE 11 OF 12 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

          This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.


SPOTLIGHT ADVISORS, LLC


            EQUITY

              Trade Date                        Shares Purchased (Sold)                  Price Per Share ($)
              -----------                      ------------------------                  -------------------
               5/20/2010                                   700                                  21.20



CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.


            EQUITY

              Trade Date                        Shares Purchased (Sold)                  Price Per Share ($)
              -----------                      ------------------------                  -------------------
               6/9/2010                                 50,000                                18.15989
               6/10/2010                                47,000                                18.788699



            OPTIONS

          Trade Date                  Expiration Date                 Quantity                 Strike Price ($)
         ------------                -----------------               ----------                 --------------
          6/10/2010                      7/16/2010                    (55,000)                       20.00
          6/15/2010                      7/16/2010                    (35,000)                       20.00



CLINTON MAGNOLIA MASTER FUND, LTD.


            EQUITY

              Trade Date                        Shares Purchased (Sold)                  Price Per Share ($)
              -----------                      ------------------------                  -------------------
               4/29/2010                                20,000                                24.65459
               5/19/2010                                (5,000)                               25.16001
               5/21/2010                                75,019                                20.01134
               5/21/2010                                40,700                                25.00000
               5/26/2010                                45,000                                20.05018
               5/27/2010                                51,710                                20.08914
               5/28/2010                               (17,700)                               20.75198
               6/1/2010                                   100                                 25.00000
               6/2/2010                                 25,000                                19.25297
               6/3/2010                                 (5,000)                               19.98858
               6/3/2010                                  1,600                                25.00000
               6/7/2010                                  2,500                                25.00000
               6/8/2010                                (15,000)                               17.27547
               6/15/2010                                17,506                                19.590843
               6/15/2010                                 5,000                                19.590843



---------------------------                                 -------------------
CUSIP NO.     75689M101              SCHEDULE 13D           PAGE 12 OF 12 PAGES
---------------------------                                 -------------------


               6/17/2010                                 5,500                                19.459758
               6/17/2010                                 5,000                                19.459758
               6/18/2010                                10,800                                  25.00
               6/18/2010                                24,800                                  20.00
               6/18/2010                                27,000                                19.851008
               6/18/2010                                 5,000                                19.851008
               6/18/2010                                (2,000)                                 20.00
               6/24/2010                                11,444                                18.366327



OPTIONS



          Trade Date                  Expiration Date                 Quantity                 Strike Price ($)
         ------------                -----------------               ----------                 --------------
          4/20/2010                      9/17/2010                     (7,800)                       22.50
          4/22/2010                      5/21/2010                     (8,200)                       25.00
          4/23/2010                      5/21/2010                    (32,500)                       25.00
          4/29/2010                      5/21/2010                    (15,100)                       25.00
          5/17/2010                      5/21/2010                    (50,000)                       25.00
          5/19/2010                      5/21/2010                    (20,000)                       25.00
          5/20/2010                      6/18/2010                    (30,000)                       25.00
          5/20/2010                      6/18/2010                     (5,000)                       22.50
          5/20/2010                      5/21/2010                    (80,000)                       25.00
          5/21/2010                      6/18/2010                     20,000                        25.00
          5/21/2010                      6/18/2010                     45,100                        25.00
          5/21/2010                      6/18/2010                     (2,200)                       20.00
          5/24/2010                      6/18/2010                    (75,000)                       20.00
          5/24/2010                      6/18/2010                     45,000                        25.00
          5/25/2010                      6/18/2010                     10,000                        25.00
          5/28/2010                      6/18/2010                    (15,000)                       20.00
          5/28/2010                      6/18/2010                     (5,000)                       20.00
           6/3/2010                      6/18/2010                    (17,600)                       20.00
           6/3/2010                      6/18/2010                    (32,600)                       20.00
           6/7/2010                      6/18/2010                     10,000                        20.00
           6/8/2010                      6/18/2010                    (23,100)                       17.50
           6/8/2010                      6/18/2010                     10,000                        25.00
           6/9/2010                      6/18/2010                      4,100                        22.50
          6/17/2010                      6/18/2010                     23,100                        17.50
          6/17/2010                      6/18/2010                     22,500                        20.00
